

December 19, 2012

<u>Via E-mail</u>
Bob Myers
Chief Financial Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

      Re: **BioDrain Medical, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed April 16, 2012
               File No. 000-54361

Dear Mr. Myers:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Brian Cascio

                Brian Cascio
                Accounting Branch Chief

cc: Martin R. Rosenbaum